15027247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Receiving Section JUN 29 2015 Washington, D.C. 189

SEC FILE NUMBER
8-34240

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/14 (MM/DD/YY) AND ENDING 4/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. W. Smith & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Lake Bellevue Drive, Suite 340
(No. and Street)

Bellevue	WA	98005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paige Pierce 801-733-9909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 West Mount Pleasant Avenue, Suite 3310	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paige Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. W. Smith & Associates, LLC, as of April 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified In Suffolk County
Commission Expires July 31, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. W. SMITH & ASSOCIATES, LLC
(A Limited Liability Company)
APRIL 30, 2015

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-7

COOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
R.W. Smith & Associates, LLC

We have audited the accompanying statement of financial condition of R.W. Smith & Associates, LLC (a limited liability company) as of April 30, 2015. This financial statement is the responsibility of R.W. Smith & Associates, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R.W. Smith & Associates, LLC as of April 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
June 24, 2015

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE, SUITE 3310 LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

R. W. SMITH & ASSOCIATES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2015

ASSETS

Cash and cash equivalents	$	393,115
Receivable from clearing broker		56,756
Deposit with clearing house		52,073
Other receivables		2,316
Prepaid expenses		51,399
Investment in a limited liability company		120,000
Property and equipment, net		46,878
Security deposits		26,780
TOTAL ASSETS	$	749,317

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expense	$	176,512
Commitments and contingencies (Notes 4, 5 and 7)		
Member's equity		572,805
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	749,317

See accompanying notes to statement of financial condition.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Town Square Acquisition, LLC is a limited liability company that was formed in May 2014. Shortly after formation, the name of the entity was changed to R.W. Smith & Associates, LLC (the "Company").

The Company serves the investment community principally as a broker of municipal and U.S. Government Securities in the Northeast, Mid- Atlantic, Midwest, Southern and Pacific regions of the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC"). The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is a single member limited liability company, wholly owned by Town Square Holding, LLC (the "Parent"). As a single member limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless such member has a signed a specific guarantee.

Organization

In March 2014, the Parent acquired all of the outstanding stock of R.W. Smith & Associates, Inc. (the "Target"). The Target had been a broker of municipal and U.S. Government Securities registered with the SEC and was a member of the MSRB and SIPC. Concurrent with the acquisition, the Parent applied for and received approval from FINRA concerning the change in ownership. In May 2014, the Parent approved the merger of the Target and the Company, with the Company being the surviving entity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Purchase and sales of securities are recorded on a trade-date basis with related commission income and expenses reported on a trade-date basis.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and a money market account that are readily convertible into cash and purchased with original maturities of three months or less.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on straight-line and double declining methods over the estimated useful lives of the various classes of assets, ranging from five to seven years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the regulated allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Investment in a Limited Liability Company

The Company accounts for its investment in a limited liability company under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such Investee companies is not included in the statement of financial condition or statements of operations and changes in members' equity of the Company. However, impairment charges are recognized when evidence indicates that the value of the Company's investments has deteriorated. If circumstances suggest that the value of the investee company has subsequently recovered, such recovery is not recorded.

Management has indicated that it was not practicable to estimate the fair value of this investment because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts on the cost method were not impaired as of April 30, 2015.

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 2 – MERGER WITH R.W. SMITH & ASSOCIATES, INC.

In May 2014, the Company completed the merger with R.W. Smith & Associates, Inc., with the Company being the surviving entity. The assets and liabilities of R.W. Smith & Associates, Inc. at the date of the merger were as follows:

Assets:		
Cash and cash equivalents	$	472,687
Receivables		43,031
Deposit with clearing broker		52,073
Property and equipment, net		39,128
Investment in a limited liability company		85,000
Prepaid assets and deposits		69,991
Total assets		761,910
Liabilities:		
Due to clearing broker		16,251
Accounts payable and accrued expenses		170,320
Total liabilities		186,571
Net assets acquired in merger	$	575,339

NOTE 3- PROPERTY AND EQUIPMENT

Property and equipment at April 30, 2015, consisted of the following:

Data processing equipment	$	307,303
Office equipment		39,675
Office furniture		54,261
Leasehold improvements		44,384
		445,623
Less: accumulated depreciation and amortization		(398,745)
Property and equipment, net	$	46,878

NOTE 4- COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under non-cancelable operating leases expiring through 2018. At April, 30, 2015, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year ending April 30:	Amount
2016	$ 162,635
2017	79,453
2018	16,776
	$ 258,864

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts.

NOTE 5- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At April 30, 2015, the Company had net capital and net capital requirements of $325,432 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.54 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

No material differences between the above computation of net capital and the Company's computation included in its unaudited Part II of Form X17A-5 as of April 30, 2015.

NOTE 6- INVESTMENT IN LIMITED A LIABILITY COMPANY

In September 2013, the Company and several other municipal securities inter-broker dealers formed Municipal Bond Information Services, LLC ("MBIS"). MBIS, among other things, collects certain municipal securities trading information from its members and transfers such information to the SEC and/or the MSRB when or if required. The Company owns 9% interest in MBIS and accounts for its investment on the cost basis. The carrying value of the Company's investment at April 30, 2015 amounted to $120,000. Management has reviewed the value of the investment as of April 30, 2015 and has determined that no impairment has been sustained.

NOTE 7- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a municipal securities broker's broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Southwest Securities, which guarantees the transactions, while the remaining securities transactions are compared with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

The Company's financial instruments, including cash and cash equivalents, commission receivable, other receivable, deposit with clearing broker, prepaid assets and deposits, due to clearing broker and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company has a deposit and receivables from its clearing broker as shown on the accompanying statement of financial condition. These amounts are subject to loss should the clearing organization cease business.

NOTE 8- CONCENTRATIONS OF CREDIT RISK

At April 30, 2015, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash.

For the year ended April 30, 2015, transactions initiated by two employees on behalf of customers yielded approximately 35% of the Company's commission revenue.

NOTE 9- RELATED PARTY TRANSACTIONS

Due to related party

The Company received administrative, operational, and support services from an affiliated entity during the year ended April 30, 2015. The affiliated entity is related to the Company by virtue of common ownership. At April 30, 2015, the balance due to the related party totaled $35,849, which is included in accounts payable and accrued expenses on the accompanying statement of financial condition.